 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 3, 2000

                                                REGISTRATION NO. 333-92431
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                      APPLIED MICRO CIRCUITS CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            3674                         94-2586591
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                                ---------------
                   6290 SEQUENCE DRIVE, SAN DIEGO, CA 92121
                                (858) 450-9333
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                              WILLIAM E. BENDUSH
    VICE PRESIDENT, FINANCE AND ADMINISTRATION, AND CHIEF FINANCIAL OFFICER
                      APPLIED MICRO CIRCUITS CORPORATION
                   6290 SEQUENCE DRIVE, SAN DIEGO, CA 92121
                                (858) 450-9333
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

            D. BRADLEY PECK, ESQ.                            JOHN A. FORE, ESQ.
              COOLEY GODWARD LLP                   WILSON SONSINI GOODRICH & ROSATI, P.C.
       4365 EXECUTIVE DRIVE, SUITE 1100                      650 PAGE MILL ROAD
             SAN DIEGO, CA 92121                            PALO ALTO, CA 94304
                (858) 550-6000                                 (650) 493-9300

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as possible after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.] [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, JANUARY 3, 2000

                                4,500,000 Shares

                  [LOGO OF APPLIED MICRO CIRCUITS CORPORATION]

                                  Common Stock

                                   --------

  Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "AMCC." On December 31, 1999, the last reported sale price for our common stock was $127.25 per share.

  The underwriters have an option to purchase a maximum of 675,000 additional shares from us to cover over-allotments of shares.

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                     UNDERWRITING
                                            PRICE TO DISCOUNTS AND PROCEEDS TO
                                             PUBLIC   COMMISSIONS     AMCC
                                            -------- ------------- -----------
Per Share..................................   $           $            $
Total......................................  $           $            $

  Delivery of the shares of common stock will be made on or about January   ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                     SALOMON SMITH BARNEY

                                                                       SG COWEN

             The date of this prospectus is January   , 2000.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   7
Use of Proceeds............................................................  18
Underwriting...............................................................  19
Notice to Canadian Residents...............................................  21

                                                                            Page
                                                                            ----
Legal Matters..............................................................  22
Experts....................................................................  22
Where You Can Find More Information........................................  22
Disclosure Regarding Forward-Looking Statements............................  23

                                 ------------

   YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information in this prospectus concerning us and the common stock being sold in this offering and the documents incorporated by reference in this prospectus. Because this is only a summary, you should carefully read the entire prospectus before you invest in our common stock, especially the risks described under "Risk Factors." Unless otherwise stated, information in this prospectus assumes that the underwriters' over-allotment option to purchase an additional 675,000 shares of common stock is not exercised.

   Unless the context requires otherwise, references in this prospectus to "we," "us," "our" and "AMCC" refer to Applied Micro Circuits Corporation and its wholly owned subsidiaries.

                       APPLIED MICRO CIRCUITS CORPORATION

   AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's optical networks. We utilize a combination of high-frequency analog, mixed-signal and digital design expertise coupled with system-level knowledge and multiple silicon process technologies to offer integrated circuit, or IC, products that enable the transport of voice and data over fiber optic networks. Our customers include leading communications equipment manufacturers such as Alcatel, Ciena, Cisco, Lucent, Marconi Communications and Nortel as well as emerging communications systems providers such as Cerent (recently acquired by Cisco), Juniper Networks, Monterey Networks (recently acquired by Cisco), Nexabit (recently acquired by Lucent) and Sycamore Networks.

   Over the past decade, the volume of high speed data traffic across the public communications network has grown significantly, reflecting the increasing demand for Internet access, electronic mail communications, electronic commerce, remote access by telecommuters and other network data transmission services. Ryan, Hankin & Kent, a market research and consulting firm, projects that Internet and other data traffic requirements will increase by over 4000% between 1999 and 2003. The volume and complexity of transmitted data has led to the increasing deployment of high-speed communications technologies such as DWDM, SONET/SDH and ATM. Dense wave division multiplexing, or DWDM, is a technology for increasing the bandwidth in fiber optic networks. The synchronous optical network, or SONET, standard in North America and Japan, and the synchronous digital hierarchy, or SDH, standard in the rest of the world, are the standards for the transmission of signals over optical fiber. Asynchronous transfer mode, or ATM, a transmission protocol complementary to SONET/SDH, is optimized to handle the multiple protocols existing in today's networks.

   Enterprise networks are also rapidly being upgraded with higher bandwidth technologies, such as Gigabit Ethernet. In addition, the Fibre Channel standard, which facilitates data transmission at rates exceeding one gigabit per second, is a scalable method for achieving high-speed, high-volume data transfer among workstations, mainframes, data storage devices and other peripherals.

   Our objective is to be the premier supplier of high-bandwidth silicon ICs for the world's optical networks. Our strategies for achieving this objective include:

  .  Focusing on high-growth, fiber optic-based network markets;

  .  Providing complete system solutions to our customers;

  . Integrating higher levels of functionality into our semiconductor products; and

  . Leveraging expertise in multiple silicon-process technologies to provide cost-effective, optimized solutions.

   Our products target the SONET/SDH, ATM, Gigabit Ethernet and Fibre Channel semiconductor markets. In addition, we recently introduced silicon ICs targeted for DWDM systems. We provide our customers with complete silicon IC solutions ranging from physical media dependent devices such as laser drivers and physical layer products such as transceivers to overhead processor products such as framers and mappers. Our products span data rates from OC-3, or 155 megabits per second, to OC-192, or 10 gigabits per second. We also supply silicon ICs for the automated test equipment, or ATE, high-speed computing and military markets.

   We manufacture some products at our silicon wafer fabrication facility in San Diego, California. We also utilize outside semiconductor wafer fabrication facilities for the production of products designed on CMOS processes. Recently, we have introduced several new products using IBM's silicon germanium BiCMOS process.

   Our principal executive offices are located at 6290 Sequence Drive, San Diego, CA 92121, and our telephone number is (858) 450-9333.

                            RECENT DEVELOPMENTS

   On January 3, 2000, we announced anticipated results for the third quarter of fiscal 2000. We announced that we expect our net revenue for the quarter ending December 31, 1999 will be between $44.5 million and $45.5 million. We attribute the increase in net revenue over the second quarter primarily to strong demand for our communication products, which we expect will make up between 81% and 83% of net revenues, and the continued strong demand for our products from our largest customer, Nortel, which we estimate will be between 38% and 40% of net revenues. In addition, we estimate that our diluted earnings per share will be between $0.19 and $0.20 per share.

                                  THE OFFERING

Common Stock Offered....................... 4,500,000 shares
Common Stock Outstanding after this
 Offering.................................. 58,618,095 shares(1)
Use of Proceeds............................ Working capital, general corporate purposes and potentially for
                                            acquisition opportunities that may
                                            arise in the future. See "Use of
                                            Proceeds."
Nasdaq National Market Symbol.............. AMCC

--------

(1) Based upon shares outstanding as of December 31, 1999 (assuming no exercise of options after December 31, 1999). Excludes 16,328,022 shares of common stock reserved for issuance pursuant to Applied Micro Circuits Corporation's employee benefit plans, under which options to purchase 7,708,662 shares of common stock were outstanding as of December 31, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       SIX MONTHS
                                                                          ENDED
                                   YEAR ENDED MARCH 31,               SEPTEMBER 30,
                         ------------------------------------------- ---------------
                          1995     1996     1997     1998     1999    1998    1999
                         -------  -------  -------  ------- -------- ------- -------
                                                                       (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Net revenues............ $46,950  $50,264  $57,468  $76,618 $105,000 $49,286 $69,541
Cost of revenues........  27,513   34,169   30,057   34,321   37,937  18,746  21,609
                         -------  -------  -------  ------- -------- ------- -------
Gross profit............  19,437   16,095   27,411   42,297   67,063  30,540  47,932
Operating expenses:
  Research and
   development..........  10,108    8,283    7,870   13,268   22,472  10,347  13,548
  Selling, general and
   administrative.......  10,112   11,232   12,537   14,278   18,325   8,460  12,117
  Merger-related costs..     --       --       --       --     2,350     --      --
                         -------  -------  -------  ------- -------- ------- -------
    Total operating
     expenses...........  20,220   19,515   20,407   27,546   43,147  18,807  25,665
                         -------  -------  -------  ------- -------- ------- -------
Operating income
 (loss).................    (783)  (3,420)   7,004   14,751   23,916  11,733  22,267
Interest income
 (expense), net.........    (358)    (242)     (29)     871    3,450   1,730   1,889
                         -------  -------  -------  ------- -------- ------- -------
Income (loss) before
 income taxes...........  (1,141)  (3,662)   6,975   15,622   27,366  13,463  24,156
Provision (benefit) for
 income taxes...........     (70)      32      659      406   10,233   4,811   8,273
                         -------  -------  -------  ------- -------- ------- -------
Net income (loss)....... $(1,071) $(3,694) $ 6,316  $15,216 $ 17,133 $ 8,652 $15,883
                         =======  =======  =======  ======= ======== ======= =======
Basic earnings (loss)
 per share (1):
  Earnings (loss) per
   share................ $ (0.12) $ (0.40) $  0.63  $  0.72 $   0.35 $  0.18 $  0.31
                         =======  =======  =======  ======= ======== ======= =======
  Shares used in
   calculating basic
   earnings (loss) per
   share................   8,730    9,132   10,012   21,188   49,028  48,050  51,987
                         =======  =======  =======  ======= ======== ======= =======
Diluted earnings (loss)
 per share (1):
  Earnings (loss) per
   share................ $ (0.03) $ (0.11) $  0.18  $  0.37 $   0.31 $  0.16 $  0.28
                         =======  =======  =======  ======= ======== ======= =======
  Shares used in
   calculating diluted
   earnings (loss) per
   share................  34,388   34,788   35,814   40,588   54,860  53,963  57,494
                         =======  =======  =======  ======= ======== ======= =======

                                                         SEPTEMBER 30, 1999
                                                      ------------------------
                                                       ACTUAL  AS ADJUSTED (2)
                                                      -------- ---------------
                                                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Working capital...................................... $120,688    $670,008
Total assets.........................................  171,528     720,848
Long-term debt and capital lease obligations, less
 current portion.....................................    6,497       6,497
Total stockholders' equity...........................  143,629     692,949

--------
(1) Adjusted to reflect the two-for-one stock split effected on September 9, 1999. All share and per share information has been restated to reflect the split.

(2) Adjusted to give effect to the sale by us of 4,500,000 shares of common stock in this offering at an assumed public offering price of $127.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                     QUARTERLY CONSOLIDATED FINANCIAL DATA

   The following table sets forth consolidated statements of operations for each of our last six quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual consolidated financial statements. In our opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                             QUARTER ENDED(1)
                         --------------------------------------------------------
                         JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30,
                           1998     1998      1998     1999      1999     1999
                         -------- --------- -------- --------- -------- ---------
Net revenues............ $23,814   $25,472  $26,972   $28,742  $31,643   $37,898
Cost of revenues........   9,399     9,347    9,669     9,522   10,283    11,326
                         -------   -------  -------   -------  -------   -------
Gross profit............  14,415    16,125   17,303    19,220   21,360    26,572
Operating expenses:
Research and
 development............   4,893     5,454    5,847     6,278    6,354     7,194
Selling, general and
 administrative.........   4,164     4,296    4,573     5,292    5,569     6,548
Merger-related costs....     --        --       --      2,350      --        --
                         -------   -------  -------   -------  -------   -------
Total operating
 expenses...............   9,057     9,750   10,420    13,920   11,923    13,742
                         -------   -------  -------   -------  -------   -------
Operating income........   5,358     6,375    6,883     5,300    9,437    12,830
Interest income, net....     853       877      883       837      884     1,005
                         -------   -------  -------   -------  -------   -------
Income before income
 taxes..................   6,211     7,252    7,766     6,137   10,321    13,835
Provision for income
 taxes..................   2,227     2,584    2,646     2,776    3,535     4,738
                         -------   -------  -------   -------  -------   -------
Net income.............. $ 3,984   $ 4,668  $ 5,120   $ 3,361  $ 6,786   $ 9,097
                         =======   =======  =======   =======  =======   =======
Diluted earnings per
 share (2).............. $  0.07   $  0.09  $  0.09   $  0.06  $  0.12   $  0.16
                         =======   =======  =======   =======  =======   =======
Shares used in
 calculating diluted
 earnings per share
 (2)....................  53,330    54,592   55,238    56,280   57,056    57,932
                         =======   =======  =======   =======  =======   =======

--------
(1) The quarterly information for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998 have been restated from the information presented in our quarterly reports on Form 10-Q to reflect the acquisition of Cimaron completed on March 17, 1999 as if the companies had been combined for all periods presented.

(2) Adjusted to reflect the two-for-one stock split effected on September 9, 1999. All share and per share information has been restated to reflect the split.

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the following information about these risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide to buy any of our common stock.

OUR OPERATING RESULTS MAY FLUCTUATE BECAUSE OF A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

   If our operating results are below the expectations of public market analysts or investors, then the market price of our common stock could decline. Some of the factors that affect our quarterly and annual results, but which are difficult to control or predict are:

  . the reduction, rescheduling or cancellation of orders by customers, whether as a result of stockpiling of our products or otherwise;

  . fluctuations in the timing and amount of customer requests for product shipments;

  .  fluctuations in manufacturing output, yields and inventory levels;

  .  changes in the mix of products that our customers buy;

  . our ability to introduce new products and technologies on a timely basis;

  . the announcement or introduction of products and technologies by our competitors;

  . the availability of external foundry capacity, purchased parts and raw materials;

  .  competitive pressures on selling prices;

  . the amounts and timing of costs associated with warranties and product returns;

  .  the amounts and timing of investments in research and development;

  .  market acceptance of our products and of our customers' products;

  . the timing of depreciation and other expenses that we expect to incur in connection with any expansion of our manufacturing capacity;

  . costs associated with acquisitions and the integration of acquired operations;

  . costs associated with compliance with applicable environmental regulations or remediation;

  . costs associated with litigation, including without limitation, litigation or settlements relating to the use or ownership of intellectual property;

  . the ability of our customers to obtain components from their other suppliers;

  . general communications systems industry and semiconductor industry conditions; and

  .  general economic conditions.

   Our expense levels are relatively fixed and are based, in part, on our expectations of future revenues. We are continuing to increase our operating expenses for additional manufacturing capacity, personnel and new product development. However, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our business, financial condition and operating results would be harmed if we do not achieve increased revenues. We can have revenue shortfalls for a variety of reasons, including:

  . significant pricing pressures that occur because of declines in average selling prices over the life of a product;

  . sudden shortages of raw materials or production capacity constraints that lead our suppliers to allocate available supplies or capacity to customers with resources greater than us and, in turn, interrupt our ability to meet our production obligations;

  . fabrication, test or assembly capacity constraints for internally manufactured devices which interrupt our ability to meet our production obligations; and

  .  the reduction, rescheduling or cancellation of customer orders.

   In addition, our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Because we do not have substantial noncancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand which are highly unpredictable and can fluctuate substantially. In addition, from time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers and foundries, we may order materials in advance of anticipated customer demand. This advance ordering might result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors render the customers' products less marketable. Further, we currently anticipate that an increasing portion of our revenues in future periods will be derived from sales of application-specific standard products, or ASSPs, as compared to application-specific integrated circuits, or ASICs. Customer orders for ASSPs typically have shorter lead times than orders for ASICs, which may make it increasingly difficult for us to predict revenues and inventory levels and adjust production appropriately. If we are unable to plan inventory and production levels effectively, our business, financial condition and operating results could be materially harmed.

IF WE DO NOT SUCCESSFULLY EXPAND OUR MANUFACTURING CAPACITY ON TIME, WE MAY FACE SERIOUS CAPACITY CONSTRAINTS.

   We currently manufacture a majority of our IC products at our wafer fabrication facility located in San Diego, California. We believe that we will be able to satisfy our production needs from this fabrication facility through the end of the first quarter of fiscal 2001, although this date may vary depending on, among other things, our rate of growth. We will be required to hire, train and manage additional production personnel in order to increase production capacity as scheduled. To expand our capacity to fabricate wafers using a bipolar process, we entered into a foundry agreement with a third party wafer fabrication facility. We will have to install our fabrication processes at this foundry, qualify our processes at this foundry and then ramp production volumes at this foundry. If we cannot expand our capacity on a timely basis, we could experience significant capacity constraints that could render us unable to meet customer demand or force us to spend more to meet demand. In addition, the depreciation and other expenses that we will incur in connection with the expansion of our manufacturing capacity may harm our gross margin in any future fiscal period.

   We are exploring alternatives for the further expansion of our manufacturing capacity which would likely occur after fiscal year 2001, including:

  .  expanding our current wafer fabrication facility;

  .  entering into strategic relationships to obtain additional capacity;

  .  building a new wafer fabrication facility; or

  .  purchasing a wafer fabrication facility.

   Any of these alternatives could require a significant investment by us. There can be no assurance that any of the alternatives for expansion of our manufacturing capacity will be available on a timely basis or that we will be able to manage our growth and effectively integrate our expansion into our current operations.

   The cost of any investment we may have to make to expand our manufacturing capacity is expected to be funded through a combination of available cash, cash equivalents and short-term investments, cash from operations and additional debt, lease or equity financing. We may not be able to obtain the additional financing necessary to fund the construction and completion of the new manufacturing facility.

   Expanding our current wafer fabrication facility, building a new wafer fabrication facility or purchasing a wafer fabrication facility entails significant risks, including:

  .  shortages of materials and skilled labor;

  .  unforeseen environmental or engineering problems;

  .  work stoppages;

  .  weather interferences; and

  .  unanticipated cost increases.

   Any one of these risks could have a material adverse effect on the building, equipping and production start-up of a new facility or the expansion of our existing facility. In addition, unexpected changes or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits could involve significant additional costs and delay the scheduled opening of the expansion or new facility and could reduce our anticipated revenues. Also, the timing of commencement of operation of our expanded or new facility will depend upon the availability, timely delivery, successful installation and testing of the necessary process equipment. As a result of the foregoing and other factors, our expanded or new facility may not be completed and in volume production within its current budget or within the period currently scheduled. Furthermore, we may be unable to achieve adequate manufacturing yields in our expanded or new facility in a timely manner, and our revenues may not increase commensurate with the anticipated increase in manufacturing capacity associated with the expanded or new facility. In addition, in the future, we may be required for competitive reasons to make capital investments in the existing wafer fabrication facility or to accelerate the timing of the construction of a new wafer fabrication facility in order to expedite the manufacture of products based on more advanced manufacturing processes.

OUR OPERATING RESULTS SUBSTANTIALLY DEPEND ON MANUFACTURING OUTPUT AND YIELDS, WHICH MAY NOT MEET EXPECTATIONS.

   We manufacture most of our semiconductors at our San Diego fabrication facility. Manufacturing semiconductors requires manufacturing tools which are unique to each product being produced. If one of these unique manufacturing tools was damaged or destroyed, then our ability to manufacture the related product would be impaired and our business would suffer until the tool were repaired or replaced.

   Our yields decline whenever a substantial percentage of wafers must be rejected or a significant number of die on each wafer are nonfunctional. Such declines can be caused by many factors, including minute levels of contaminants in the manufacturing environment, design issues, defects in masks used to print circuits on a wafer and difficulties in the fabrication process. The ongoing expansion of the manufacturing capacity of our existing wafer fabrication facility could increase the risk of contaminants in the facility. In addition, many of these problems are difficult to diagnose, and are time consuming and expensive to remedy and can result in shipment delays.

   Difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside foundries also can lead to reduced yields. The process technology of an outside foundry is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between ourselves and our manufacturer. In some cases this risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. In addition, manufacturing defects which we do not discover during the manufacturing or testing process may lead to costly product recalls.

   We estimate yields per wafer in order to estimate the value of inventory. If yields are materially different than projected, work-in-process inventory may need to be revalued. We have in the past, and may in the future from time to time, take inventory write-downs as a result of decreases in manufacturing yields. We may suffer periodic yield problems in connection with new or existing products or in connection with the commencement of production in a new or expanded manufacturing facility.

   Because the majority of our costs of manufacturing are relatively fixed, yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. In addition, yield decreases could force us to allocate available product supply among customers, which could potentially harm customer relationships.

A DISRUPTION IN THE MANUFACTURING CAPABILITIES OF OUR OUTSIDE FOUNDRIES WOULD NEGATIVELY IMPACT THE PRODUCTION OF CERTAIN OF OUR PRODUCTS.

   We rely on outside foundries for the manufacture of certain products, including all of our products designed on CMOS processes and silicon germanium processes. We generally do not have long-term wafer supply agreements with our outside foundries that guarantee wafer or product quantities, prices or delivery lead times. The outside foundries manufacture our products on a purchase order basis. We expect that, for the foreseeable future, a single foundry will manufacture certain products. Because establishing relationships and ramping production with new outside foundries takes several months to over a year, there is no readily available alternative source of supply for these products. A manufacturing disruption experienced by one or more of our outside foundries would impact the production of certain of our products for a substantial period of time. Furthermore, the transition to the next generation of manufacturing technologies at one or more of our outside foundries could be unsuccessful or delayed.

OUR DEPENDENCE ON THIRD-PARTY MANUFACTURING AND SUPPLY RELATIONSHIPS INCREASES THE RISK THAT WE WILL NOT HAVE AN ADEQUATE SUPPLY OF PRODUCTS TO MEET DEMAND OR THAT OUR COST OF MATERIALS WILL BE HIGHER THAN EXPECTED.

   The risks associated with our dependence upon third parties which manufacture, assemble or package certain of our products, include:

  .  reduced control over delivery schedules and quality;

  .  risks of inadequate manufacturing yields and excessive costs;

  .  the potential lack of adequate capacity during periods of excess demand;

  .  difficulties selecting and integrating new subcontractors;

  .  limited warranties on wafers or products supplied to us;

  .  potential increases in prices; and

  .  potential misappropriation of our intellectual property.

   These risks may lead to increased costs or delay product delivery, which would harm our profitability and customer relationships. We may encounter similar risks if we hire subcontractors to test our products in the future.

IF THE SUBCONTRACTORS WE USE TO MANUFACTURE OUR WAFERS OR PRODUCTS DISCONTINUE THE MANUFACTURING PROCESSES NEEDED TO MEET OUR DEMANDS, OR FAIL TO UPGRADE THEIR TECHNOLOGIES NEEDED TO MANUFACTURE OUR PRODUCTS, WE MAY FACE PRODUCTION DELAYS.

   Our wafer and product requirements typically represent a very small portion of the total production of the third-party foundries. As a result, we are subject to the risk that a producer will cease production on an older or lower-volume process that it uses to produce our parts. Additionally, we cannot be certain our external foundries will continue to devote resources to the production of our products or continue to advance the process design technologies on which the manufacturing of our products are based. Each of these events could increase our costs and harm our ability to deliver our products on time.

   Due to an industry transition to six-inch and eight-inch wafer fabrication facilities, there is a limited number of suppliers of the four-inch wafers that we use to build products in our existing manufacturing facility, and we rely on a single supplier for these wafers. Although we believe that we will have sufficient access to four-inch wafers to support production in our existing fabrication facility for the foreseeable future, we cannot be certain that our current supplier will continue to supply us with four-inch wafers on a long-term basis. Additionally, the availability of manufacturing equipment needed for a four-inch process is limited, and certain new equipment required for more advanced processes may not be available for a four-inch process.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY DESIGN ENGINEERING, SALES, MARKETING AND EXECUTIVE PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL PERSONNEL.

   There is intense competition for qualified personnel in the semiconductor industry, in particular design engineers, and we may not be able to continue to attract and train engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product and process development programs.

PERIODS OF RAPID GROWTH AND EXPANSION COULD CONTINUE TO PLACE A SIGNIFICANT STRAIN ON OUR LIMITED PERSONNEL AND OTHER RESOURCES.

   To manage expanded operations effectively, we will be required to continue to improve our operational, financial and management systems and to successfully hire, train, motivate and manage our employees. In addition, the integration of past and future potential acquisitions and the expansion of our manufacturing capacity will require significant additional management, technical and administrative resources. We cannot be certain that we will be able to manage our growth or effectively integrate a new or expanded wafer fabrication facility into our current operations.

OUR CUSTOMERS ARE CONCENTRATED, SO THE LOSS OF ONE OR MORE KEY CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR REVENUES AND PROFITS.

   Historically, a relatively small number of customers has accounted for a significant portion of our revenues in any particular period. For example, our five largest customers accounted for approximately 59% of our revenues in fiscal 1999 and 71% for the three months ended September 30, 1999. Sales to Nortel accounted for approximately 20% of our revenues in fiscal 1999 and are expected to be as high as 40% for the three months ended December 31, 1999. However, we have no long-term volume purchase commitments from any of our major customers. We anticipate that sales of products to relatively few customers will continue to account for a significant portion of our revenues. If Nortel or another significant customer overstocked our products, additional orders for our products could be harmed. A reduction, delay or cancellation of orders from one or more significant customers or the loss of one or more key customers could significantly reduce our revenues and profits. We cannot assure you that our current customers will continue to place orders with us, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

AN IMPORTANT PART OF OUR STRATEGY IS TO CONTINUE OUR FOCUS ON THE MARKET FOR HIGH-SPEED COMMUNICATIONS ICS. IF WE ARE UNABLE TO PENETRATE THESE MARKETS FURTHER, OUR REVENUES COULD STOP GROWING AND MAY DECLINE.

   Our markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If our products are unable to support the new features or performance levels required by OEMs in these markets, we would be likely to lose business from an existing or potential customer and, moreover, would not have the opportunity to compete for new design wins until the next product transition occurs. If we fail to develop products with required features or performance standards, or if we experience a delay as short as a few months in bringing a new product to market, or if our customers fail to achieve market acceptance of their products, our revenues could be significantly reduced for a substantial period.

   A significant portion of our revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on SONET, SDH and ATM transmission standards. If the communications market evolves to new standards, we may not be able to successfully design and manufacture new products that address the needs of our customers or gain substantial market acceptance. Although we have developed products for the Gigabit Ethernet and Fibre Channel communications standards, volume sales of these products are modest, and we may not be successful in addressing the market opportunities for products based on these standards.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, SO OUR SUCCESS DEPENDS HEAVILY ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

   The markets for our products are characterized by:

  .  rapidly changing technologies;

  .  evolving and competing industry standards;

  .  short product life cycles;

  .  changing customer needs;

  .  emerging competition;

  .  frequent new product introductions and enhancements;

  .  increased integration with other functions; and

  .  rapid product obsolescence.

   To develop new products for the communications markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to develop technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products, particularly ASSPs, that meet customers' changing needs. We also must respond to changing industry standards, trends towards increased integration and other technological changes on a timely and cost-effective basis. Further, if we fail to achieve design wins with key customers our business will significantly suffer because once a customer has designed a supplier's product into its system, the customer typically is extremely reluctant to change its supply source due to significant costs associated with qualifying a new supplier.

   Products for communications applications, as well as for high-speed computing applications, are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by major systems manufacturers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense.

THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGE, PRICE EROSION AND HEIGHTENED INTERNATIONAL COMPETITION.

   The communications IC market is intensely competitive. Our ability to compete successfully in our markets depends on a number of factors, including:

  . success in designing and subcontracting the manufacture of new products that implement new technologies;

  .  product quality;

  .  reliability;

  .  customer support;

  .  time-to-market;

  .  product performance;

  .  price;

  .  the efficiency of production;

  .  design wins;

  . expansion of production of our products for particular systems manufacturers;

  .  end-user acceptance of the systems manufacturers' products;

  .  market acceptance of competitors' products; and

  .  general economic conditions.

   In addition, our competitors or customers may offer enhancements to our existing products or offer new products based on new technologies, industry standards or customer requirements including, but not limited to, all optical networking systems that are available to customers on a more timely basis than comparable products from us or that have the potential to replace or provide lower-cost or higher performance alternatives to our products. The introduction of enhancements or new products by our competitors could render our existing and future products obsolete or unmarketable. In addition, we expect that certain of our competitors and other semiconductor companies may seek to develop and introduce products that integrate the functions performed by our IC products on a single chip, thus eliminating the need for our products.

   In the communications markets, we compete primarily against Conexant, Giga, Hewlett-Packard, Lucent, Maxim, Philips, PMC-Sierra, Sony, Texas Instruments, TriQuint and Vitesse. Some of these companies use gallium arsenide process technologies for certain products. In certain circumstances, most notably with respect to ASICs supplied to Nortel, our customers or potential customers have internal IC manufacturing capabilities.

WE MUST DEVELOP OR OTHERWISE GAIN ACCESS TO IMPROVED PROCESS TECHNOLOGIES.

   Our future success will depend, in large part, upon our ability to continue to improve existing process technologies, to develop new process technologies including silicon germanium processes, and to adapt our process technologies to emerging industry standards. In the future, we may be required to transition one or more of our products to process technologies with smaller geometries, other materials or higher speeds in order to reduce costs and/or improve product performance. We may not be able to improve our process technologies and develop or otherwise gain access to new process technologies, including, but not limited to silicon germanium process technologies, in a timely or affordable manner. In addition, products based on these technologies may not achieve market acceptance.

WE EXPECT REVENUES THAT ARE CURRENTLY DERIVED FROM NON-COMMUNICATIONS MARKETS WILL DECLINE IN FUTURE PERIODS.

   We historically have derived significant revenues from product sales to customers in the automated test equipment, or ATE, high-speed computing and military markets and currently anticipate that we will continue to derive revenues from sales to customers in these markets in the near term. However, we are not currently funding product development efforts in these markets and as a result we expect that revenues from products in these markets will decline in future periods. In addition, the market for ATE and high-speed computing
IC products is subject to extreme price competition, and we may not be able to reduce the costs of manufacturing high-speed computing IC products in response to declining average selling prices. Even if we successfully utilize new processes or technologies to reduce the manufacturing costs of our high-speed computing products in a timely manner, our customers in the ATE and high-speed computing markets may not purchase these products.

   Further, we expect that certain competitors will seek to develop and introduce products that integrate the functions performed by our ATE and high-speed computing IC products on single chips. In addition, one or more of our customers may choose to utilize discrete components to perform the functions served by our high-speed computing IC products or may use their own design and fabrication facilities to create a similar product. In either case, the need for ATE and high-speed computing customers to purchase our IC products could be eliminated.

WE HAVE IN THE PAST AND MAY IN THE FUTURE MAKE ACQUISITIONS WHERE ADVISABLE, WHICH WILL INVOLVE NUMEROUS RISKS. THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO ADDRESS THESE RISKS SUCCESSFULLY WITHOUT SUBSTANTIAL EXPENSE, DELAY OR OTHER OPERATIONAL OR FINANCIAL PROBLEMS.

   The risks involved with acquisitions include:

  .  diversion of management's attention;

  .  failure to retain key personnel;

  .  amortization of acquired intangible assets;

  .  client dissatisfaction or performance problems with an acquired firm;

  . the cost associated with acquisitions and the integration of acquired operations; and

  . assumption of unknown liabilities, or other unanticipated events or circumstances.

   In addition, acquisitions accounted for using the pooling of interest methods of accounting are subject to rules established by the Financial Accounting Standards Board and the Securities and Exchange Commission. These rules are complex and the interpretation of them is subject to change. Additionally, the availability of pooling of interests accounting treatment for a business combination depends in part upon circumstances and events occurring after the effective time. The failure of a past business combination or a future potential business combination that has been accounted for under the pooling of interests accounting method to qualify for this accounting treatment would materially harm our reported and future earnings and likely, the price of our common stock.

   Any of these risks could materially harm our business, financial condition and results of operations. There can be no assurance that any business that we acquire will achieve anticipate revenues and operating results.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY ADEQUATELY.

   We rely in part on patents to protect our intellectual property. There can be no assurance that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that if challenged, will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design around any patents that may be issued to us.

   To protect our intellectual property, we also rely on the combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. Despite these efforts, we cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property.

WE COULD BE HARMED BY LITIGATION INVOLVING PATENTS AND PROPRIETARY RIGHTS.

   As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. We have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. We cannot be certain that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not harm our business. On July 31, 1998, the Lemelson Medical, Education & Research Foundation Limited Partnership filed a lawsuit in the U.S. District Court for the District of Arizona against a number of companies, including us, engaged in the manufacture and/or sale of IC products. The complaint alleges infringement by the defendants of certain U.S. patents held by the Lemelson Partnership relating to certain semiconductor manufacturing processes. On November 25, 1998, we were served a summons pursuant to this lawsuit. The complaint seeks, among other things, injunctive relief and unspecified treble damages. Previously, the Lemelson Partnership has offered us a license under the Lemelson patents. Although the ultimate outcome of this matter is not currently determinable, we believe, based in part on the licensing terms previously offered by the Lemelson Partnership, that the resolution of this matter will not have a material adverse effect on our financial position or liquidity; however, there can be no assurance that the ultimate resolution of this matter will not have a material adverse effect on our results of operations for any quarter. Furthermore, there can be no assurance that we would prevail in any such litigation.

   Any litigation relating to the intellectual property rights of third parties, including the Lemelson Patents, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

OUR OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS BECAUSE WE RELY SUBSTANTIALLY ON FOREIGN CUSTOMERS.

   International sales (including sales to Canada) accounted for 41% of revenues for the fiscal year 1999 and 54% for the three months ended September 30, 1999. International sales may increase in future periods and may account for an increasing portion of our revenues. As a result, an increasing portion of our revenues may be subject to certain risks, including:

  .  changes in regulatory requirements;

  .  tariffs and other barriers;

  .  timing and availability of export licenses;

  .  political and economic instability;

  .  difficulties in accounts receivable collections;

  .  natural disasters;

  . difficulties in staffing and managing foreign subsidiary and branch operations;

  .  difficulties in managing distributors;

  . difficulties in obtaining governmental approvals for communications and other products;

  .  foreign currency exchange fluctuations;

  . the burden of complying with a wide variety of complex foreign laws and treaties; and

  .  potentially adverse tax consequences.

   We are subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

WE COULD INCUR SUBSTANTIAL FINES OR LITIGATION COSTS ASSOCIATED WITH OUR STORAGE, USE AND DISPOSAL OF HAZARDOUS MATERIALS.

   We are subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines, the suspension of production or a cessation of operations. In addition, these regulations could restrict our ability to expand our facilities at the present location or construct or operate a new wafer fabrication facility or could require us to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. Since 1993, we have been named as a potentially responsible party, along with a large number of other companies that used Omega Chemical Corporation in Whittier, California to handle and dispose of certain hazardous waste material. We are a member of a large group of potentially responsible parties that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, our payment obligations with respect to these funding efforts have not been material, and we believe that our future obligations to fund these efforts will not have a material adverse effect on our business, financial condition or operating results. Although we believe that we are currently in material compliance with applicable environmental laws and regulations, we cannot assure you that we are or will be in material compliance with these laws or regulations or that our future obligations to fund any remediation efforts, including those at the Omega site, will not have a material adverse effect on our business.

OUR ABILITY TO MANUFACTURE SUFFICIENT WAFERS TO MEET DEMAND COULD BE SEVERELY HAMPERED BY A SHORTAGE OF WATER OR NATURAL DISASTERS.

   We use significant amounts of water throughout our manufacturing process. Previous droughts in California have resulted in restrictions being placed on water use by manufacturers and residents in California. In the event of future drought, reductions in water use may be mandated generally, and it is unclear how such reductions will be allocated among California's different users. We cannot be certain that near term reductions in water allocations to manufacturers will not occur. Our existing wafer fabrication facility is, and a potential new wafer fabrication facility may be, located in Southern California and these facilities may be subject to natural disasters such as earthquakes or floods. A significant natural disaster, such as an earthquake or flood, could have a material adverse impact on our business, financial condition and operating results.

OUR STOCK PRICE IS VOLATILE.

   The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

  .  our anticipated or actual operating results;

  .  announcements or introductions of new products;

  .  technological innovations or setbacks by us or our competitors;

  . conditions in the semiconductor, telecommunications, data communications, ATE, high-speed computing or military markets;

  .  the commencement of litigation;

  .  changes in estimates of our performance by securities analysts;

  .  announcements of merger or acquisition transactions;

  .  other events or factors; and

  .  general economic and market conditions.

   In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may harm the market price of our common stock.

IF WE HAVE NOT ADEQUATELY PREPARED FOR THE TRANSITION TO YEAR 2000, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD SUFFER.

   We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities Year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to Year 2000, but those systems have not yet been tested by normal operations of the Company. After the Company resumes normal operations following the holiday weekend, it is possible that material difficulties could be discovered or could arise. We cannot guarantee that our Year 2000 readiness plan has been successfully implemented, and actual results could still differ materially from our plan. In addition, we have communicated with our critical external suppliers to determine the extent to which we may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, we have attempted to mitigate our risks with respect to the failure of these entities to be Year 2000 ready. The effect, if any, on our results of operations from any failure of such parties to be Year 2000 ready cannot yet be determined.

THE ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND OF THE DELAWARE GENERAL CORPORATION LAW MAY DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

   Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

                                USE OF PROCEEDS

   The net proceeds we will receive from the sale of 4,500,000 shares of common stock offered by us will be approximately $549.3 million (or $631.8 million if the underwriters' over-allotment option is exercised in full) assuming a public offering price of $127.25 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

   We intend to use the proceeds of this offering primarily for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses or technologies. Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated January   , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and SG Cowen Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
Underwriter                                                             Shares
-----------                                                            ---------
Credit Suisse First Boston Corporation................................
Salomon Smith Barney Inc. ............................................
SG Cowen Securities Corporation.......................................
    Total............................................................. 4,500,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted the underwriters a 30-day option to purchase up to 675,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealer may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-Allotment Over-Allotment Over-Allotment Over-Allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions payable
 by AMCC................       $              $              $              $
Expenses payable by
 AMCC...................       $              $              $              $

   We, our directors and certain of our officers have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except that we can issue shares pursuant to the exercise of employee stock options outstanding on the date hereof and that certain of our officers and directors may sell a portion of their shares without consent.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

   Our common stock is traded on The Nasdaq National Market under the symbol "AMCC."

   The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTIONS (ONTARIO PURCHASERS)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock being sold in this offering and other legal matters relating to the offering will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended March 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N. W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Applied Micro Circuits Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N. W., Washington, D.C. 20006.

   The SEC requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders have sold all the shares, or until we terminate the effectiveness of this registration statement.

   The following documents filed with the SEC are incorporated by reference in this prospectus:

   1. Our Annual Report on Form 10-K for the year ended March 31, 1999.

   2. All other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the end of the fiscal year covered by the annual report referred to in (1) above.

   3. The description of our common stock in our registration statement on Form 8-A filed with the SEC on October 10, 1997, including any amendments or reports filed for the purpose of updating such description.

   4. All of the filings pursuant to the Securities Exchange Act after the date of filing of the original registration statement and prior to the effectiveness of the Registration Statement.

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Debra Hart, 6290 Sequence Drive, San Diego, CA 92121, telephone: (858) 450-9333.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements:

  .  timely product development;

  .  change in economic conditions of the various markets we serve;

  .  opportunities or acquisitions that we pursue; and

  .  the availability and terms of financing.

   Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                  [LOGO OF APPLIED MICRO CIRCUITS CORPORATION]

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENT
 -------                        -----------------------
  1.1    Form of underwriting agreement.

  4.1    Specimen certificate for shares of common stock of the Company.(1)

  5.1+   Opinion of Cooley Godward LLP.

 23.1 Consent of Ernst & Young LLP, Independent Auditors. Reference is made to page II-3.

 23.2+   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 24.1+   Power of Attorney.

--------

 +   Previously filed.

(1) Incorporated by reference to Exhibit 4.1 filed with the Company's registration statement on Form S-1 (File No. 333-37609) filed October 10, 1997, or with any amendments thereto, which registration statement became effective November 24, 1997.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on January 2, 2000.

                                          APPLIED MICRO CIRCUITS CORPORATION

                                              /s/ William E. Bendush
                                          By: _________________________________

                                                  William E. Bendush

                                                Vice President, Finance and
                                                    Administration,

                                              and Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             SIGNATURE                            TITLE                   DATE
             ---------                            -----                   ----

      /s/ David M. Rickey*           President and Chief Executive   January 2, 2000
____________________________________ Officer
          David M. Rickey

     /s/ William E. Bendush          Vice President, Finance and     January 2, 2000
____________________________________ Administration, and Chief
         William E. Bendush          Financial Officer

   /s/ Roger A. Smullen, Sr.*        Chairman of the Board of        January 2, 2000
____________________________________ Directors
       Roger A. Smullen, Sr.

   /s/ William K. Bowes, Jr.*        Director                        January 2, 2000
____________________________________
       William K. Bowes, Jr.

      /s/ R. Clive Ghest*            Director                        January 2, 2000
____________________________________
           R. Clive Ghest

 /s/ Franklin P. Johnson, Jr.*       Director                        January 2, 2000
____________________________________
      Franklin P. Johnson, Jr.

       /s/ S. Atiq Raza*             Director                        January 2, 2000
____________________________________
            S. Atiq Raza

    /s/ Arthur B. Stabenow*          Director                        January 2, 2000
____________________________________
         Arthur B. Stabenow

      /s/ Harvey P. White*           Director                        January 2, 2000
____________________________________
          Harvey P. White

 *By: /s/ William E. Bendush                                         January 2, 2000
____________________________________
         William E. Bendush
          Attorney-In-Fact

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

   We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of Applied Micro Circuits Corporation for the registration of 5,175,000 shares of its common stock and to the incorporation by reference therein of our report dated April 21, 1999, with respect to the consolidated financial statements and schedule of Applied Micro Circuits Corporation included in its Annual Report (Form 10-K) for the fiscal year ended March 31, 1999, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

San Diego, California

December 29, 1999

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENT
 -------                        -----------------------
  1.1    Form of underwriting agreement.

  4.1    Specimen certificate for shares of common stock of the Company.(1)

  5.1+   Opinion of Cooley Godward LLP.

 23.1 Consent of Ernst & Young LLP, Independent Auditors. Reference is made to page II-3.

 23.2+   Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 24.1+   Power of Attorney.

--------

 +  Previously filed.

(1) Incorporated by reference to Exhibit 4.1 filed with the Company's registration statement on Form S-1 (File No. 333-37609) filed October 10, 1997, or with any amendments thereto, which registration statement became effective November 24, 1997.